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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------


                                 SCHEDULE 14D-9
                                (AMENDMENT NO.1)

                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                             NALCO CHEMICAL COMPANY
                            (Name of Subject Company)

                               ------------------


                             Nalco Chemical Company
                        (Name of Person Filing Statement)

             Common Stock, par value $0.1875 per share Series B ESOP Convertible Preferred Stock, par value $1.00 per share
                        (Title of Classes of Securities)

                             Common Stock--629853102
                 Series B ESOP Convertible Preferred Stock--None
                     (CUSIP Title of Classes of Securities)

                               ------------------


                                William E. Parry
                       Vice President and General Counsel
                             Nalco Chemical Company
                One Nalco Center, Naperville, Illinois 60563-1198
                                 (630) 305-2837

           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                          the Person filing Statement)

                             ----------------------


                                 With a copy to:

                             David W. Heleniak, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

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



            Nalco Chemical Company, a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9 filed with the Securities and Exchange Commission on July 1, 1999 with respect to the offer by H2O Acquisition Co., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Suez Lyonnaise des Eaux, a societe anonyme organized and existing under the laws of the Republic of France ("Parent") to purchase all the issued and outstanding shares of (i) common stock, par value $0.1875 per share, of the Company (the "Common Stock") for $53.00 per share of Common Stock, and the shares of Series B ESOP Convertible Preferred Stock, par value $1.00 per share, of the Company (the "ESOP Preferred Stock"), for $1,060.00, per share of ESOP Preferred Stock, in each case, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

Item 8.  Additional Information to be Furnished.

            Item 8 is hereby amended and supplemented by adding the following at the end of such item:

            On July 22, 1999, the Company and Parent received requests for additional information (each a "Second Request") from the U.S. Federal Trade Commission (the "FTC") with respect to the Offer. Accordingly, unless earlier terminated, the Hart-Scott-Rodino Act waiting period, which was originally scheduled to expire at 11:59p.m., New York City time, on July 22, 1999, will be extended and will now expire at 11:59p.m., New York City time, on the tenth calendar day after the date Parent substantially complies with the Second Request. On July 23, 1999, the Company and Parent issued a press release that announced the receipt of the Second Requests. The companies said that they intend to cooperate with the FTC's inquiries as quickly as practicable. A copy of the press release issued by the Company and Parent on July 23, 1999 is filed herewith as Exhibit 7 and is incorporated by reference herein.

Item 9.  Material to be Filed as Exhibits.

            Item 9 is hereby amended and supplemented by the addition of the following at the end of list of exhibits indicated on such item:

            Exhibit 7. Press release issued by the Company and Parent on July 23, 1999.

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             NALCO CHEMICAL COMPANY


                             By: /s/ William E. Parry
                                 -----------------------------------------------
                                 Name: William E. Parry
                                 Title: Vice President and General Counsel


Date: July 23, 1999

                                                                    Exhibit 7


Media Inquiries:         Paul Cholette
                         Nalco Chemical Company
                         630-305-1147

Information Agent:       John Ferguson
                         Morrow & Co., Inc.
                         800-662-5200 (Banks & Brokers)
                         800-566-9061 (Shareholders)

FOR IMMEDIATE RELEASE
---------------------

NALCO AND SUEZ LYONNAISE RECEIVE REQUESTS FROM FTC
FOR ADDITIONAL INFORMATION

                   Naperville, Ill., July 23, 1999 -- Nalco Chemical Company (NYSE:NLC) and Suez Lyonnaise des Eaux (Paris Bourse:LY) announced today that they have received requests for additional information and other documentary material from the U.S. Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, with respect to Suez Lyonnaise's previously announced proposed acquisition of Nalco. This request extends the waiting period under the HSR Act during which the parties are prohibited from closing the transaction. The companies said that they intend to cooperate with the FTC's inquiries as quickly as practicable.

                   On July 1, 1999, Suez Lyonnaise commenced a cash tender offer for all of Nalco's Common Stock, at a price of $53.00 per share of Common Stock, and Series B ESOP Convertible Preferred Stock, at a price of $1060.00 per share of ESOP Stock. The tender offer is conditioned on, among other things, the expiration or termination of the HSR Act waiting period and other customary conditions. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday July 30, 1999.